Exhibit 17.1
April 3, 2009
Joseph K. Rho
Chairman of the Board
Hanmi Financial Corporation
3660 Wilshire Blvd., Ph-A
Los Angeles, CA 90010
          RE: RESIGNATION LETTER
Dear Mr. Rho:
I hereby tender my resignation as a member of the Board of Directors of Hanmi Financial Corporation. This resignation is to be effective on April 3, 2009 at 7:00 p.m.
Although I would have liked to stay on with the company to see it through these challenging times, I believe I can no longer effectively represent the interest of the shareholders due to differences of opinion on corporate governance within the Board.
I wish Hanmi Financial Corporation and Hanmi Bank all the best in their future endeavors.
Thank you.
Sincerely,
Richard B. C. Lee